w w w. c o l o s s a l h e a d . c o m
626 - 581 Cardero Street
Vancouver, BC
Canada
V6G 3L3

WEB SITE DESIGN AND DEVELOPMENT AGREEMENT

Client: Essentially Yours Industries Inc.        Date: January 23rd, 2007
7865 Edmonds Street                              Commissioned by: Damon Rand
Burnaby, BC                                      Purchase order number:
V3N 1B9                                          Job number: 2007-EYI-01

Developer: Colossal Head Communications
#626 - 581 Cardero Street
Vancouver, BC
V6G 3L3

Description of Assignment

Summary
Colossal Head Communications (CHC) will redesign and redevelop the www.eyicom.com web site for Essentially Yours Industries (EYI) based on the estimate provided dated January 22nd, 2007
(attached as Schedule A).

General Specifications
The web site will be developed in conjunction with the EYI development team and will be built using Microsoft.NET and a SQL Server Database. The project timeline is anticipated to be approximately 16 weeks. A functional specifications document will be created during Phase One of the project and it will be considered the deliverables for this contract. A detailed project timeline will also be created during Phase One and it will be considered the final project timeline.

Rights Transferred
The material provided under this agreement can be used without limitation for the www.eyicom.com web site and EYI corporate uses. All other uses and modifications are prohibited. Any transfer of rights is conditional upon the receipt of full payment.

Production Schedule

Milestone                        Due Date Payment                Upon Acceptance
Contract Signing               Jan. 23rd, 2007                     $ 5,000.00
Phase One Completion       February 19th, 2007                     $ 8,000.00
Phase Two Progress milestone        TBD                                  TBD
Phase Two Completion                TBD                                  TBD
Acceptance of Final Version         TBD                                  TBD
                                                         Total $ 13,000.00 + TBD

Note: The costs listed in the table above are subject to applicable taxes.

SEE TERMS AND CONDITIONS OVER

1. Time for Payment

Payment is due at each milestone upon the Client's acceptance of the Deliverables. Unless otherwise agreed upon, all invoices are payable within 15 days of receipt. A one and a half percent monthly service change is payable on all overdue balances. The grant of any license or right of copyright is conditioned on receipt of full payment.

2. Default of Payment

The Client shall assume responsibility for all collection of legal fees necessitated by default in payment.

3. Estimates

If this document is used for an estimate or assignment confirmation, the fees and expenses shown are minimum estimates only. Final fees and expenses shall be shown when an invoice is rendered. The Client's approval shall be obtained for any increases in fees or expenses that exceed the original estimate by 10% or more.

4. Expenses

The Client shall reimburse the Developer for all expenses arising from this assignment, including the payment of any sales taxes on this assignment. All expenes to be pre-approved by EYI.

5. Web Site Hosting

Web site hosting will be provided by a separate Internet Service
Provider to be contracted by the client and who will not be party to this agreement.

6. Progress Reports

The Developer shall contact or meet with the Client on a mutually acceptable schedule to report all tasks completed, problems encountered, and recommended changes relating to the development and testing of the Web site. The Developer shall inform the Client by telephone upon the discovery of any event or problem that may delay the development of the work significantly.

7. Developer's Guarantee for Program Use

The Developer guarantees to notify the Client of an licensing and/or permissions required for programs or software to be used.

8. Changes

The Client shall be responsible for making additional payments for changes in the original assignment requested by the Client. However, no additional payment shall be made for changes required to conform to the original assignment description. The Client shall offer the Developer the first opportunity to make any changes.

9. Testing and Acceptance Procedures

The Developer will make every good-faith effort to test all deliverables thoroughly and make all necessary corrections as a result of such testing prior to handing over the deliverable to the Client. Upon receipt of the deliverables, the Client shall either accept the deliverable and make the milestone payment set forth herein or provide the Developer with written notice of any corrections to be made and a suggested date for completion, which should be mutually acceptable to both parties. The Developer shall designate Damon Rand (name), and the Client shall designate Janet Carpenter (name) as the only persons who will send and accept all deliverables and receive and make all communications between the Developer and the Client. Neither party shall have any obligation to consider for approval or respond to materials submitted other than through the designated persons listed above. Each party has the right to change its designated person upon 2 day(s) notice to the other.

10. Web Site Maintenance

The Developer agrees to provide the Client with reasonable technical support and assistance to maintain and update the Web site during the Warranty Period of 120 day(s) at no cost to the client. After the expiration of the Warranty Period, the Developer agrees to provide the Client with reasonable technical support and assistance to maintain and update the Web site for an hourly fee of $ 65.00. Such maintenance shall include any errors or failure of the Web site to conform to the specifications. Maintenance shall not include the development of enhancements to the originally contracted project.

11. Enhancements

Under the maintenance agreement, if the Client wishes to modify the Web site, the Developer shall be given first option to provide a bid to perform such enhancements.

12. Confidential Information

The Developer acknowledges and agrees that the source materials and technical and marketing plans or other sensitive business information, as specified by the Client, including all materials containing said information, that are supplied by the Client to the Developer or developed by the Developer in the course of developing the Web site are to be considered confidential information. Information shall not be considered confidential if it is already publicly known through no act of the Developer.

13. Return of Source Information

Upon the Client's acceptance of the Final Version, or upon cancellation of this project, the Developer shall provide the client with all copies and originals of the source materials provided to the Developer.

14. Ownership of Copyright

Developer acknowledges and agrees that the Client retains the all rights to copyright for the materials developed during the course of this project. The Developer reserves the right to use any materials developed during the course of this project for marketing and promotional use only.

15. Cancellation

In the event of cancellation of this assignment, ownership of all copyrights and any original artwork shall be retained by the Developer, and a cancellation fee for the work completed, based on the prorated portion of the next payment milestone and expenses already incurred, shall be paid by the Client.

16. Credit Lines

The Developer shall be given credit on (a) Disc containing source materials developed, (b) Documentation, (c) Web site home page with a static graphic image not to exceed 120 pixels in height or width that will link to the Developer's home page.

17. Other Operating System Conversions

The Developer shall be given first option at compiling the work for operating systems beyond the original use.

18. Unauthorized Use and Program Licenses

The Client will indemnify the Developer against all claims and expenses arising from uses for which the Client does not have rights or authority to use. The Client will be responsible for payment of any special licensing or royalty fees resulting from the use of programs or materials that require such payments.

19. Warranty of Originality

The Developer warrants and represents that, to the best of his/her knowledge, the work assigned hereunder is original and has not been previously published, or that consent to use has been obtained on an unlimited basis; that all work or portions thereof obtained through the undersigned from third parties is original or, if previously published, that consent to use has been obtained on an unlimited basis; that the Developer has the full authority to make this agreement; and that the work prepared by the Developer does not contain any scandalous, libelous, or unlawful matter. This warranty does not extend to any uses the Client or others may make of the Developer's product that may infringe on the rights of others. CLIENT EXPRESSLY AGREES THAT IT WILL HOLD THE DEVELOPER HARMLESS FOR ALL LIABILITY CAUSED BY THE USE OF THE DEVELOPER'S PRODUCT TO THE EXTENT SUCH USE INFRINGES ON THE RIGHTS OF OTHERS.

20. Limitation of Liability

Client agrees that it shall not the Developer or his/her agents or employees liable for any incidental or consequential damages that arise from the Developer's failure to perform any aspect of the Project in a timely manner, regardless of whether such failure was caused by intentional or negligent acts or omissions of the Developer or a third party. Furthermore, the Developer disclaims all implied warranties, including the warranty of merchantability and fitness for a particular use.

21. Dispute Resolution

Any disputes in excess of $5000.00 arising out of this Agreement shall be submitted to final binding arbitration before a mutually agreed upon arbitrator. The Arbitrator's award shall be final, and judgment may be entered in any court having jurisdiction thereof. The Client shall pay all arbitration and court costs, reasonable attorney's fees, and legal interest on any award of judgment in favor of the Developer.

22. Acceptance of Terms

The signature of both parties shall evidence the acceptance of these terms.
Consented and agreed to

/s/ Damon Rand
_____________________________________________________
signature/date

/s/ Damon Rand, Principal
_____________________________________________________
name/title

/s/ Dori O'Neill
__________________________________________________
signature/date

/s/ Dori O'Neill, COO
_________________________________________
name/title

Schedule A

Web Site Development Cost Estimate for Essentially Yours Industries

2007 Colossal Head Communications. All rights reserved. No part of this publication may be reproduced, or transmitted in any form or by any means, without the prior written consent of the copyright holder.

This document contains confidential information of Colossal Head Communications. The contents are confidential and any disclosure to persons other than the officers, employees, agents, or subcontractors of the owner or the intended recipient of this document, without prior written consent from Colossal Head Communications is strictly prohibited.

Web Site Development Cost Estimate for Essentially Yours Industries January 22nd, 2007
Prepared for: Janet Carpenter
VP, Product Development
Essentially Yours Industries Inc.
Prepared by: Damon Rand

Overview

Essentially Yours Industries (EYI) Inc. requires a complete overhaul of their existing website www.eyicom.com as well as the consolidation of numerous other website properties into the main corporate web site. The navigation structure, usability, shopping cart, product catalogue, as well as the existing administration system will be updated and modified when necessary to give the site a professional and consistent look, and a significantly improved ease of use for both the end-users, customers, Independent Business Associates, and site administrators.

The new web site will allow for greater customization on the part of the Independent Business Associates to allow their customers to see only the specific products that they are choosing to sell, as well as the ability to select the "product gateway" that will be the default entry for their customers to the site. Existing site features will be rebuilt as components that will allow the administrator to show or hide depending on preference (i.e. stock quote, etc.). A detailed functionality specifications document will be written as a part of Phase One to clearly articulate the complete requirements of the web site.

Colossal Head Communications (CHC) is a Vancouver based creative, multimedia service, company that specializes in design and production of digital communications for businesses and organizations. Our quality of service, years of experience, and level of expertise make CHC an ideal candidate for supplying the required services.

Phase One

Setup, Planning, and Design
During this initial phase all of the requirements relating to the design, construction, and operation of the web site will be articulated. CHC recommends at least one initial design meeting to discuss in detail, proposed requirements, concept ideas, and review the available content.

Existing and proposed content should be audited, organized conceptually from the end user perspective, and outlined to determine the web site architecture. Content that will be dynamic, or stored in the database will also be identified and specified. A Content Delivery Plan will be drafted to assign deadlines for the delivery of proposed content, and any content requiring edits or revisions. From the content organization efforts, a sitemap will be determined, along with a wireframe page view to illustrate the content layout in the page. Navigation and key user paths will be defined and labeled.

A technical audit and source code review will be conducted in order to have a full understanding of the existing codebase and database schema. From the technical audit, a technical design and revised database schema will be drafted based on the new site requirements and design. We shall strive to use and maintain as much of the original source code as possible when it is feasible. The technical audit process will also help us understand and articulate how the development team of CHC will work with the IT department of EYI. We need to strictly document protocols for sharing files, deploying new code, as well as any key responsibilities.

Once the technical audit is complete a Functional Specifications document for the site will be written and agreed to by all parties. The functional specification will document in detail how the site will work, and what features it will have.

After the final design meeting has been held CHC will work to produce several rough interface concepts for the web site for review and selection. One overall concept will be selected for further development. From the selected concept an HTML framework will be developed for each core area and gateway page of the web site.

A style guide will be created to manage the web site development process and insure that the goals and objectives of the client are being met in the visual design of the web site. The style guide will provide a working framework for the style sheet creation, as well as serving as a documentation reference for ongoing maintenance and development.

At this stage the visual layout concepts for the web site are developed, presented, tested, and verified. Once a concept has been verified, the client will be required to sign off on the proposed concept prior to the start of the web site production stage. Once sign off is received, the style guide will be updated to define the production specifications of the site, and the page templates required will be created.

CHC recommends a minimum of a three-week timeline for Phase One. This time reflects the scope of work, but also that some decisions will take time to make.

Phase Two

Web Site Development
During this phase the web site will be developed according to the functional specifications document and the design templates approved during Phase One. Content, and images will be integrated into the page templates, and database changes will be implemented. For the purposes of this project all of the new site source code will be developed using Microsoft .Net, and SQL Server.

During this phase the technical team will work closely with the in house EYI IT department to implement the new source code. This will allow for the in house staff to manage the codebase after the project is completed, as well as to share in the responsibility of completing the project.

Once the web site production stage is complete a comprehensive QA Test Plan is drafted, and the entire web site is tested and reviewed according to the plan to identify, document, and prioritize any bugs. The identified bugs are then fixed in order of priority, and verified that they have been fixed. Once the QA cycle is complete, the client will be asked to sign off on the site prior to launch of the site.

Prior to launch, the production style guide started in Phase One will be updated and revised to incorporate the final specifications of the web site. The site is moved from the development environment to the production server, and tested one final time prior to launching the site.

Based on our present understanding of the scope of work, CHC recommends a 10 to 16 week timeline for Phase Two.

Phase Three

Web Site Maintenance and Success Tracking

This phase will consist of the ongoing review of the web site, search engine submission, referral tracking, and monitoring the web site traffic logs, as well as competitor web sites to gauge the competitiveness of the web site in the North American marketplace.

CHC also proposes conducting a usage survey of customers and partners to solicit feedback on the web site design, new features, as well as future development initiatives.

Ongoing maintenance of the site will occur on an "as required" basis, and new features and functions will be added to the site on "per project" cost.

Proposed Technical Specifications
The site contents and source code of the site should be optimized for search engine indexing as well as to conform to the XHTML 1.0 Transitional Specification (see http://www.w3.org/TR/xhtml1/) as well as the Cascading Style Sheet (CSS) 2.0 Specification
(see http://www.w3.org/Style/CSS/), to ensure cross platform/cross browser compatibility.

Budget
Unless otherwise stated all prices presented in the budget section of this proposal are in Canadian dollars, and are subject to applicable taxes. For projects of this size typically we propose a milestone based payment schedule, with payments tied to deliverables. All payments are due Net 30 days.

Cost Estimate
Based on our present understanding of the required scope of work as described, our estimated cost for our services to complete the above project is between $32,500.00 and $ 40,000.00.

Due to the lack of a clearly defined set of requirements at this stage, as well as a lack of understanding of how much of the existing source code can be re used, upon completion of Phase One as detailed above, we will submit a revised fixed-cost estimate to complete the defined scope of work.

Responsibility
CHC will make every reasonable effort to assure the accuracy of the material produced, but are not responsible for the correctness of copy, illustrations, photographs, trademarks, nor for obtaining clearances or approvals, unless otherwise directed.

We will take normal measures to safeguard any materials entrusted to us. However, we are not responsible for the loss, damage or unauthorized use of such materials, nor or we responsible for the actions of the vendors or suppliers we utilize.

About Colossal Head Communications

Founded in 2001, CHC is a company built around a core philosophy of working to ensure that your business, or organization, succeeds through effective digital communications.

CHC has produced and delivered a wide variety of projects for the following companies and organizations:

BC Plant Health Care Inc.
National Research Council of Canada
Gowling Lafleur Henderson LLP
Douglas Reynolds Gallery
Department of Agriculture Canada
Irwin Contracting Ltd.
MyHomeTours.ca
Red Letter Films Ltd.
Roadhouse Records
Advanced Cyclotron Systems Inc.
Sea Advertising
The Coast Plaza Hotel & Suites
The Pacific Forestry Centre
Department of Natural Resources Canada
Canadian Space Agency
Intraware Inc.
Gehry Partners LLP
Gehry Technologies LLC
The Museum of Contemporary Art (Los Angeles)
Hale! Marketing Communications Inc.
Ornamentum Furniture Inc.
ThoughtShare Communications Inc.
Convedia Corporation


Principal and Creative Director
Damon Rand, the principal and founder of Colossal Head Communications, has over 10 years of professional experience in graphic, multimedia, and communications design. He has a successful track record of delivering communication solutions for a variety of clients and industries. Some industry examples include knowledge management and information visualization, health care, high technology, manufacturing, education, and the visual and performing arts. Additionally Damon has more than 5 years of professional project management experience and has been successful throughout his career at delivering projects on time and on budget.

Damon holds a Bachelor of Arts degree in Anthropology from the University of British Columbia, a Certificate of New Media Studies from the Vancouver Film School, and a Certificate of Completion in Venture Development from the British Columbia Institute of Technology.

Damon is also an associate member of the Canadian Association of Photographers and Illustrators in Communications (CAPIC).

Software Architect
Dr. Michael Yi is the principal and founder of Software Decisions, and was a member of the senior engineering team at Redback Networks. At Redback, he was instrumental in architecting, scaling and operating the database networks. Prior to Redback Networks, Michael was the Software Architect at Web of Care.com Inc. where he led the technology effort to architect, create and operate the highly scalable e-community and e-commerce platform for the healthcare venture. Before this, Dr.
Yi was the Director of R&D for Blast Radius Communications, a leading Internet development company.

Dr. Yi's career began in the academic field where he was a visiting assistant professor at the University of Connecticut and a SERC Fellow at the University of Leeds in UK. Dr. Yi received his PhD and MSc in Computability from Simon Fraser University. He also holds a MSc in Computer Science from the University of British Columbia and a BSc in Mathematics from the Beijing Normal University.